UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hirsch, Laurence E.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Corporation
   CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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                           |      |    | |                  |   |           |352,500            |D     |                           |
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                           |      |    | |                  |   |           |4,489(1)           |I     |Centex Corp. Profit Sharing|
                           |      |    | |                  |   |           |                   |      | Plan                      |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option Right to Buy   |38.6875 |4/1/9|A   |V|216,000    |A  |____(|4/1/2|Common Stock|216,000|       |216,000 (3) |D  |            |
                      |        |8    |    | |           |   |2)   |008  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Number of shares owned as of close of business July 31, 1998 by Trustee of Centex Corporation Profit
Sharing Plan based on most recent plan information available to reporting person. Number of shares has been rounded to the nearest whole number.
(2) Shares vest over four years with 20% vesting immediately upon the date of the grant and the remaining shares vesting at the rate of 20% a year over the next four years on the anniversary of the grant. Options expire on the tenth anniversary of the grant.
(3) Of such shares, 172,800 are not currently exercisable.
(3) Of such shares, 85,320 are not currently exercisable.
SIGNATURE OF REPORTING PERSON
\s\ Laurence E. Hirsch
DATE
August 7, 1998